SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  October 2016

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ...... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR REDUCES FY17 GUIDANCE BY 5% to €1.30BN to €1.35BN RANGE

FULL YEAR PROFITS EXPECTED TO GROW BY 7% INSTEAD OF PREVIOUSLY GUIDED 12%

Ryanair, Europe's favourite airline today (Tues, October 18) reduced its full year net profit guidance by 5% from a previous range of €1.375bn - €1.425bn to a new range of €1.30bn - €1.35bn. The primary cause of this slightly lower growth in full year profitability is the 18% fall of Sterling post Brexit which will reduce H2 average fares by between 13% to 15% as opposed to the previously guided 10% to 12%.

Ryanair confirmed that its H1 fares were marginally weaker at -10% compared to previously guided -9%. However, these lower fares will be partly offset by a better than expected cost performance. Ryanair now expects full year ex-fuel unit costs to decline by 3% compared to previously guided 1%. Ryanair also expects full year load factor to be 1% better than guided at 94%, and now expects that full year traffic will increase to 119m, which is 12% growth on last year's 106m customers.

Ryanair's CEO Michael O'Leary said:

"The recent sharp decline in Sterling post Brexit (which accounts for approx. 26% of Ryanair's FY17 revenues) will weaken H2 yields by slightly more than we had originally expected. While higher load factors, stronger traffic growth and better cost control will help to ameliorate these weaker revenues, it is prudent now to adjust full year guidance which will rise by approx. 7% (over FY 2016) rather than our original guidance of 12%. This decline is primarily due to the impact of weaker Sterling on our H2 fares.

We would caution that this revised guidance remains heavily dependent upon no further weakness in H2 fares (-13% to -15%) or Sterling from its current levels (€1 = £0.9050). As Ryanair will continue to be load factor active and price passive throughout the winter season at these low prices, there has never been a better time for customers to book or fly with Ryanair."

ENDS

Note - "This announcement includes inside information."

For further information
please contact:
Neil Sorahan                           Piaras Kelly
                                          Ryanair Holdings plc              Edelman Ireland
                                          Tel: +353-1-9451212                Tel: +353-1-6789333
                            www.ryanair.com                       ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 18 October, 2016

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary